August 9, 2024

Nevan Elam
Chief Executive Officer
Rezolute, Inc.
275 Shoreline Drive, Suite 500
Redwood City, CA 94065

       Re: Rezolute, Inc.
           Registration Statement on Form S-3
           Filed August 5, 2024
           File No. 333-281257
Dear Nevan Elam:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Tyler Griffin